                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549






                                  FORM 11-K

                                ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934



                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                        Commission File Number 1-2979


             UNITED NEW MEXICO FINANCIAL CORPORATION THRIFT PLAN


                             NORWEST CORPORATION
                                Norwest Center
                              Sixth and Marquette
                            Minneapolis, MN  55479

                                  SIGNATURE








Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                   UNITED NEW MEXICO FINANCIAL
                                                   CORPORATION THRIFT PLAN



                                                BY:  /s/ Michael A. Graf
                                                     Michael A. Graf
                                                     Senior Vice President
                                                     and Controller
                                                     Norwest Corporation







Date:  June 24, 1994

              UNITED NEW MEXICO FINANCIAL CORPORATION THRIFT PLAN

                              TABLE OF CONTENTS



Independent Auditors' Report                                      F-1

Statements of Financial Condition                                 F-2

Statements of Income and Changes in Plan Equity                   F-4

Notes to Financial Statements                                     F-7

Schedule 1 -  Reportable Transactions                             S-1

Schedule 2 - Party-in-Interest Transactions                       S-2

Schedule 3 - Assets Held for Investments                          S-3




The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:


EXHIBITS


1. United New Mexico Financial Corporation Thrift Plan, as amended and restated effective January 1, 1989 (incorporated herein by reference to Exhibit 28.1 to Post-effective Amendment No. 1 on Form S-8).

2.  Consent of Independent Auditors                              E-1

                         INDEPENDENT AUDITORS' REPORT



The Thrift Plan Committee
First United Bank Group, Inc.:


We have audited the accompanying statements of financial condition of United New Mexico Financial Corporation Thrift Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United New Mexico Financial Corporation Thrift Plan at December 31, 1993 and 1992, and the results of its income and changes in plan equity for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                KPMG PEAT MARWICK


April 29, 1994

UNITED NEW MEXICO FINANCIAL CORPORATION THRIFT PLAN

Statements of Financial Condition
December 31, 1993 and 1992


                                                                                     1993
                                                           UNMFC       Fixed         Common       Money
                                                           Stock       Income        Stock        Market
                                                           Fund        Fund          Fund         Fund         Total

ASSETS

SEI Liquid Asset Trust (cost equals market)             $   63,920   $  182,124   $   33,639   $  440,758   $  720,441

Investment in common stock of First United Bank Group
   (122,865 shares costing $1,785,432)                   3,238,988            -            -            -    3,238,988

Associated Fixed Income Common Trust Fund
   (61,272 units costing $1,003,889)                             -    1,801,397            -            -    1,801,397

Associated Equity Common Trust Fund
   (13,335 units costing $363,560)                               -            -      438,702            -      438,702

Dividends and interest receivable                           15,454          590           66        1,078       17,188

Participant loans receivable                                     -       45,588            -            -       45,588

Other receivables                                            6,145            -            5           29        6,179

                 TOTAL ASSETS                           $3,324,507   $2,029,699   $  472,412   $  441,865   $6,268,483

PLAN EQUITY

Distributions payable to Plan participants              $   76,694   $  144,218   $   21,652   $   28,032   $  270,596

Plan equity - net assets available to Plan participants  3,247,813    1,885,481      450,760      413,833    5,997,887

                 TOTAL PLAN EQUITY                      $3,324,507   $2,029,699   $  472,412   $  441,865   $6,268,483


See accompanying notes to financial statements

UNITED NEW MEXICO FINANCIAL CORPORATION THRIFT PLAN

Statements of Financial Condition


                                                                                        1992
                                                              UNMFC       Fixed         Common       Money
                                                              Stock       Income        Stock        Market
                                                              Fund        Fund          Fund         Fund         Total

ASSETS

SEI Liquid Asset Trust (cost equals market)                $   27,928   $   47,445   $  115,660   $  528,105   $  719,138

Investment in common stock of United New Mexico Financial
   Corporation (115,543 shares costing $1,368,520)          2,426,403            -            -            -    2,426,403

Associated Fixed Income Common Trust Fund
   (67,179 units costing $1,100,670)                                -    1,880,340            -            -    1,880,340

Associated Equity Common Trust Fund
   (13,007 units costing $339,305)                                  -            -      421,167            -      421,167

Dividends and interest receivable                              10,331          441          192        1,413       12,377

Participant loans receivable                                        -       32,315            -            -       32,315

Other receivables                                                   -        2,155          654        1,343        4,152

                 TOTAL ASSETS                              $2,464,662   $1,962,696   $  537,673   $  530,861   $5,495,892

PLAN EQUITY

Distributions payable to Plan participants                 $  230,384   $  208,300   $   51,601   $   70,355   $  560,640

Plan equity - net assets available to Plan participants     2,234,278    1,754,396      486,072      460,506    4,935,252

                 TOTAL PLAN EQUITY                         $2,464,662   $1,962,696   $  537,673   $  530,861   $5,495,892


See accompanying notes to financial statements

UNITED NEW MEXICO FINANCIAL CORPORATION THRIFT PLAN

Statements of Income and Changes in Plan Equity
Years ended December 31, 1993, 1992, and 1991

                                                                                        1993
                                                              UNMFC       Fixed         Common       Money
                                                              Stock       Income        Stock        Market
                                                              Fund        Fund          Fund         Fund         Total

Investment income:
     Dividends                                             $   29,669   $        -   $        -   $        -   $   29,669
     Interest from cash investments                             1,459        5,145        1,792       14,028       22,424
          Investment income                                    31,128        5,145        1,792       14,028       52,093

Contributions:
     Plan participants                                        120,682      293,405      170,723       92,959      677,769
     Company                                                  282,787       12,311        3,490        3,314      301,902
          Total contributions                                 403,469      305,716      174,213       96,273      979,671

Realized gains on investments:
     Proceeds from sales                                      140,042      169,158      107,747            -      416,947
     Cost of investments sold                                 (74,631)     (96,781)     (91,405)           -     (262,817)
          Net realized gains on investments                    65,411       72,377       16,342            -      154,130

Unrealized appreciation (depreciation) of investments:
     Beginning of year                                      1,057,883      779,671       81,862            -    1,919,416
     End of year                                            1,455,132      797,508       75,142            -    2,327,782
          Net appreciation (depreciation) of investments      397,249       17,837       (6,720)           -      408,366

Transfers (to) from other funds                               192,970     (116,888)    (202,492)     126,410            -
Transfers from FIB/EDS Savings Plans                            5,066        1,758        5,065            -       11,889
Distributions to Plan participants                           (235,448)    (218,942)     (53,461)    (325,707)    (833,558)
          Net increase (decrease) in Plan equity              859,845       67,003      (65,261)     (88,996)     772,591

Plan equity at beginning of year                            2,464,662    1,962,696      537,673      530,861    5,495,892

Plan equity at end of year                                 $3,324,507   $2,029,699   $  472,412   $  441,865   $6,268,483


See accompanying notes to financial statements

UNITED NEW MEXICO FINANCIAL CORPORATION THRIFT PLAN

Statements of Income and Changes in Plan Equity

                                                                                        1992
                                                              UNMFC       Fixed         Common       Money
                                                              Stock       Income        Stock        Market
                                                              Fund        Fund          Fund         Fund         Total

Investment income:
     Dividends                                             $   28,467   $        -   $        -   $        -   $   28,467
     Interest from cash investments                             2,382        3,797        1,289       17,890       25,358
          Investment income                                    30,849        3,797        1,289       17,890       53,825

Contributions:
     Plan participants                                         62,445      244,575      200,004      113,096      620,120
     Company                                                  224,249            -            -            -      224,249
          Total contributions                                 286,694      244,575      200,004      113,096      844,369

Realized gains on investments:
     Proceeds from sales                                            -      144,238            -            -      144,238
     Cost of investments sold                                       -      (87,052)           -            -      (87,052)
          Net realized gains on investments                         -       57,186            -            -       57,186

Unrealized appreciation (depreciation) of investments:
     Beginning of year                                         26,018      711,088      109,140            -      846,246
     End of year                                            1,057,883      779,670       81,862            -    1,919,415
          Net appreciation (depreciation) of investments    1,031,865       68,582      (27,278)           -    1,073,169

Transfers (to) from other funds                                11,414      (30,921)      31,591      (12,084)           -
Transfers from FIB/EDS Savings Plans                                -       12,766            -            -       12,766
Distributions to Plan participants                           (152,054)    (257,386)     (54,184)     (65,557)    (529,181)
          Net increase (decrease) in Plan equity            1,208,768       98,599      151,422       53,345    1,512,134

Plan equity at beginning of year                            1,255,894    1,864,097      386,251      477,516    3,983,758

Plan equity at end of year                                 $2,464,662   $1,962,696   $  537,673   $  530,861   $5,495,892


See accompanying notes to financial statements

UNITED NEW MEXICO FINANCIAL CORPORATION THRIFT PLAN

Statements of Income and Changes in Plan Equity

                                                                                        1991
                                                              UNMFC       Fixed         Common       Money
                                                              Stock       Income        Stock        Market
                                                              Fund        Fund          Fund         Fund         Total

Investment income:
     Dividends                                             $   26,440   $        -  $         -  $         -   $   26,440
     Interest from cash investments                             3,194        3,696        1,567       22,470       30,927
          Investment income                                    29,634        3,696        1,567       22,470       57,367

Contributions:
     Plan participants                                         36,524      203,501      104,221      126,901      471,147
     Company                                                  183,249            -            -            -      183,249
          Total contributions                                 219,773      203,501      104,221      126,901      654,396

Realized gains on investments:
     Proceeds from sales                                            -       46,033            -            -       46,033
     Cost of investments sold                                       -      (30,204)           -            -      (30,204)
          Net realized gains on investments                         -       15,829            -            -       15,829

Unrealized appreciation (depreciation) of investments:
     Beginning of year                                       (259,031)     517,244       23,909            -      282,122
     End of year                                               26,018      711,088      109,140            -      846,246
          Net appreciation (depreciation) of investments      285,049      193,844       85,231            -      564,124

Transfers (to) from other funds                                 1,916         (695)         427       (1,648)           -
Transfers from FIB/EDS Savings Plans                            2,250       16,424          425          822       19,921
Distributions to Plan participants                           (117,924)    (196,161)     (35,634)     (51,697)    (401,416)
          Net increase (decrease) in Plan equity              420,698      236,438      156,237       96,848      910,221

Plan equity at beginning of year                              835,196    1,627,659      230,014      380,668    3,073,537

Plan equity at end of year                                 $1,255,894   $1,864,097   $  386,251   $  477,516   $3,983,758


See accompanying notes to financial statements

              UNITED NEW MEXICO FINANCIAL CORPORATION THRIFT PLAN

                         Notes to Financial Statements
                       December 31, 1993, 1992, and 1991

(1)  Summary of the Plan

Effective January 1, 1983, United New Mexico Financial Corporation and subsidiaries (the Company) adopted the United New Mexico Financial Corporation Thrift Plan (the Plan). The purpose of the Plan is to provide eligible employees of the Company with the opportunity to accumulate capital from their own contributions as well as contributions from the Company.

All full-time employees and part-time employees having attained the age of 21 and with at least 500 hours of service in a six-month period may become participants as of the next February or August.

Generally, participants may contribute up to approximately $9,000 to the Plan, 50 percent of which may be matched by the Company in an amount up to 6 percent of the participant's compensation. Since the inception of the Plan, the Company has contributed up to 3 percent of the participant's compensation. In addition, the Company may contribute additional discretionary amounts. During 1993, the Plan was amended to allow for transfers from the (Electronic Data Services) EDS Savings Plan under certain conditions.

Each participant's account is credited with the participant's contributions, transfers and an allocation of the Company contributions and Plan earnings. Allocations of earnings are based on participants' account balances as defined in the Plan.

Participants are immediately vested in their voluntary contributions, transfers, and earnings thereon. Vesting in the Company contributions and earnings thereon begins after two years of service with 100 percent vested after six years of service.

Forfeiture of non vested Company contributions occurs if the employee terminates and is not re-employed within one year. Forfeitures are used to reduce future Company contributions. Forfeitures amounted to $42,994, $23,793, and $11,516 for 1993, 1992, and 1991, respectively.

On termination of employment, participants may elect to receive either a lump sum amount equal to their vested account balance or quarterly installments for distributions for a period not to exceed ten years. Payments from the UNMFC Stock Fund are made in shares of First United Bank Group, Inc. stock.

Direct expenses incurred by the Plan totaled $33,342 in 1993, $14,595 in 1992, and $14,293 in 1991, all of which were paid by the Company.

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(2)  Summary of Significant Accounting Policies

Investments are stated at market value. The First United Bank Group (FUBG) common stock is valued at the last closing price on December 31. The investments in the Associated Fixed Income Common Trust Fund and the Associated Equity Common Trust Fund are based on the market value of the assets held by the trusts on December 31.

              UNITED NEW MEXICO FINANCIAL CORPORATION THRIFT PLAN

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from security transactions are calculated on an average cost basis.

Certain reclassifications have been made to the 1992 "Distributions Payable to Plan Participants" and "Distributions to Plan Participants" to conform to the 1993 presentation. Accordingly, the "Distributions to Plan Participants" decreased by $440,281 in 1992 and increased by $91,541 in 1991. Plan equity at year end increased by $560,640 in 1992 and $120,359 in 1991.

(3)  Federal Income Taxes

The Plan has received a favorable determination that it meets the Internal Revenue Service requirements of Section 401(k) of the Internal Revenue Code and is exempt from federal income taxes under Section 501(a) of the Code. The Plan is also exempt from state income taxes. Contributions made by participants up to approximately $9,000 are exempt from federal income tax. Withdrawals made by participants prior to age 59 1/2 are generally subject to a 10 percent penalty in addition to federal income tax.

(4)  Investment Programs

The Plan maintains four investment funds; the United New Mexico Financial Corporation Stock Fund (UNMFC Stock Fund), the Fixed Income Fund, the Common Stock Fund, and the Money Market Fund. Participants may elect to have their contributions invested in one or more of these investment programs. Between February 1, 1988, and September 30, 1993, all employer contributions were invested in the UNMFC Stock Fund. At December 31, 1992, the number of participants in each program was:

            UNMFC Stock Fund  -   605
            Fixed Income Fund  -  532
            Common Stock Fund  -  344
            Money Market Fund  -  392

Prior to April 1993, the UNMFC Stock Fund invested in shares of United New Mexico Financial Corporation. As a result of the acquisition of UNMFC by the First United Bank Group on March 25, 1993, all UNMFC stock in the UNMFC Stock Fund was exchanged for FUBG stock. The Fixed Income Fund invests in fixed rate corporate debt securities, U.S. Government Securities and short-term certificates of deposit. The Common Stock Fund invests in publicly traded stocks and bonds and short-term certificates of deposit. The Money Market Fund invests entirely in the SEI Liquid Asset Trust, which is a short-term money market fund. All funds are administered by United New Mexico Trust Company, which also invests contributions in short-term cash investments until security purchases are made.

(5)  Subsequent Event

On January 14, 1994, Norwest Corporation acquired the Company. Norwest stock was exchanged for First United Bank Group Stock in the ratio of 1.1 to 1. Effective April 1, 1994, the Plan was merged with the Norwest Savings Investment Plan. All participants in the Plan will become participants in the Norwest Plan.

                                                                Schedule 1

UNITED NEW MEXICO FINANCIAL CORPORATION THRIFT PLAN


Schedule of Reportable Transactions

Year ended December 31, 1993


   Identity
   of party                                         Number of     Purchase     Selling       Cost     Market value    Net
   involved           Description of asset         transactions     price       price      of asset     of asset*    gain


SEI Corporation     SEI Liquid Asset Trust-Prime
                     purchase of 2,000,389 units        198       2,000,389           -           -    2,000,389         -



                    SEI Liquid Asset Trust-Prime
                     sale of 1,974,579 units             70               -   1,974,579   1,974,579            -         -



UNMFC Stock Fund    First United Bank Group Stock
                     purchase of 27,080 shares            8         641,400           -           -      641,400         -


* Represents market value of acquisitions as of December 31, 1993





















                                                S-1

                                                                Schedule 2

UNITED NEW MEXICO FINANCIAL CORPORATION THRIFT PLAN

Schedule of Party-in-Interest Transactions

Year ended December 31, 1993



   Identity         Relationship to plan,                                                            Market    Net Realized
   of party          employer or other           Description of    Purchase    Selling       Cost    value       gain on
   involved           party-in-interest          transaction         price      price     of asset  of asset*   each sale


SEI Corporation     Provides EDP services to     SEI Liquid Asset
                    the United New Mexico        Trust-Prime,
                    Trust Company under a        increased by
                    service bureau arrangement   2,000,389 units   2,000,389          -          -  2,000,389             -


                                                 SEI Liquid Asset
                                                 Trust-Prime,
                                                 decreased by
                                                 1,974,579 units           -  1,974,579  1,974,579          -             -


United New Mexico   Wholly owned subsidiary      Associated Fixed
Trust Company       of UNMFC and Trustee         Income Common Trust
Associated Fixed    of the plan                  Fund, decreased by
Income Common                                    5,907 units               -    169,158     96,781          -        72,377
Trust Fund


United New Mexico   Wholly owned subsidiary      Associated Equity
Trust Company       of UNMFC and Trustee         Common Trust Fund,
Associated Equity   of the Plan                  increased by
Common Trust Fund                                3,695 units         115,662          -          -    115,662             -


                                                 Associated Equity
                                                 Common Trust Fund,
                                                 decreased by
                                                 3,367 units               -    107,747     91,405          -        16,342


* Represents market value of acquisitions as of December 31, 1993

                                                                 Schedule 3

                UNITED NEW MEXICO FINANCIAL CORPORATION THRIFT PLAN

                       Schedule of Assets Held for Investment
                                 December 31, 1993

                        Description of investment
Identity of issuer,     including maturity date,                                       Net
borrower, lessor        rate of interest, collateral       Cost of      Market      unrealized
or similar party        par or maturity value               asset       value      appreciation

General investments:
   Notes receivable:

S. Miller             7.0%, due 1/31/94,
                      Secured by Participant's Account   $      139   $      139   $          -
T. Finch              7.5%, due 3/31/05,
                      Secured by Participant's Account       10,886       10,886              -
D. Padilla            7.0%, due 2/28/94,
                      Secured by Participant's Account          413          413              -
W.P. Koch             7.0%, due 6/30/97,
                      Secured by Participant's Account        7,260        7,260              -
D & R Gleason         7.0%, due 12/31/95,
                      Secured by Participant's Account        2,114        2,114              -
M. Polk               7.5%, due 8/31/96,
                      Secured by Participant's Account        3,881        3,881              -
D. Valarde            7.75%, due 9/15/97,
                      Secured by Participant's Account        8,596        8,596              -
D & J Anderson        7.0%, due 7/01/97,
                      Secured by Participant's Account        3,746        3,746              -
E & A Turner          7.0%, due 11/01/98,
                      Secured by Participant's Account        8,553        8,553              -

Dividends and interest receivable:                           17,188       17,188              -
Other assets:                                                 6,179        6,179              -
                      Total general investments              68,955       68,955              -

Party-in-interest investments:                            1,785,432    3,238,988      1,453,556
   Common stock - FUBG 122,865 shares
   Common trust funds:
      United New Mexico Trust Company
         Associated Equity Common Trust Fund -
         13,335 units                                       363,560      438,702         75,142
      United New Mexico Trust Company
         Associated Fixed Income Common Trust Fund -
         61,272 units                                     1,003,889    1,801,397        797,508
      SEI Corporation Liquid Asset
         Trust Prime - money market investment              720,441      720,441              -

                 Total party-in-interest investments      3,873,322    6,199,528      2,326,206

                 Total investments                       $3,942,277   $6,268,483   $  2,326,206


                           INDEPENDENT AUDITORS' CONSENT



The Thrift Plan Committee
First United Bank Group, Inc.:


We consent to the use of our report included herein, and to incorporation by reference of our report dated April 29, 1994, relating to the statements of financial condition of the United New Mexico Financial Corporation Thrift Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 1993, which report appears elsewhere in this December 31, 1993 Annual Report on Form 11-K in the following Registration Statements of Norwest
Corporation: 33-21484, 33-27282, 33-38767, and 33-50305 on Form S-8.


                                                   KPMG PEAT MARWICK


June 20, 1994





                                        E-1